UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Metalico, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

591176102
(CUSIP Number)

_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 591176102

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Adam Weitsman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

5,562,637
	8	SHARED VOTING POWER

0
	9	SOLE DISPOSITIVE POWER

5,562,637
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,562,637

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.54%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer

            This Schedule 13D (the “13D”) relates to the common stock, par value $0.001 per share (the “Shares”) of Metalico, Inc., a Delaware corporation. The principal executive offices of the Issuer are located at 186 North Avenue, East Cranford, New Jersey 07016.

Item 2. Identity and Background

(a)	This 13D is being filed on behalf of Adam Weitsman (the “Reporting Person”).

(b)	The Reporting Person’s business address is: 1 Recycle Drive, PO Box 420 Owego, NY 13827.

(c)	The Reporting Person’s principal occupation is serving as the CEO of Upstate Shredding, LLC a scrap metal recycling company.

(d)	During the last 5 years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last 5 years, the Reporting has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Considerations

            The Shares were purchased in open market transactions using personal funds of the Reporting Person. The aggregate purchase price of the Shares was $2,593,912.91.

Item 4. Purpose of Transaction

            The Reporting Person acquired the Shares for investment purposes, based upon the Reporting Person’s belief that such Shares, when purchased, represented an attractive investment opportunity. Other than as described herein, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider such position and/or change this purpose and/or formulate plans or proposals with respect thereto, which plans may include a so-called “going private” transaction. Depending on various factors, including, without limitation, the Issuer’s financial position and strategy, actions taken by the Board of Directors and Management of the Issuer, the price levels of the Issuer’s securities, conditions in the securities markets and general economic and industry conditions, and other investment opportunities available to the Reporting Person, the Reporting Person may, in the future take such actions with respect to his investment in the Issuer as he deems appropriate including, but not limited to, engaging in communication with management and the Board of Directors of the Issuer, as well as other shareholders and other interested parties, concerning matters that the Reporting Person deems relevant to his investment in the Issuer, making proposals to the Issuer designed to maximize shareholder value, purchasing additional securities of the Issuer, or disposing of securities of the Issuer held by the Reporting Person, in the open market or otherwise.

Item 5. Interest in Securities of the Issuer

(a)

As of the date hereof, the Reporting Person may be deemed to own 5,562,637 Shares, which represents approximately 9.54% of the Issuer’s issued and outstanding stock. The percentage of Shares owned by the Reporting Person is based upon 58,322,983 Shares outstanding as of November 7, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

(b)

The Reporting Person has the power to vote, or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned by him. Information regarding the Reporting Person is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)	The transactions in Shares by the Reporting Person during the past sixty days are set forth on Schedule A attached hereto and are incorporated herein by reference.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale, of the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            To the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) including but not limited to, the transfer of voting rights of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profit or loss, or the giving or withholding of proxies between the person named in Item 2 and any other person, with respect to any of the Issuer’s securities, including but not limited to, any securities, pledges or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to Be Filed as Exhibits

            None

Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2015

/s/ Adam Weitsman
Adam Weitsman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

Reporting Person’s Transaction in Shares during the Past Sixty Days

            This Schedule sets forth information with respect to each purchase and sale of shares of common stock that were effectuated by the Reporting Person during the previous sixty (60) days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commission.

Nature of Transaction	Number of Securities Purchased	Price per Share ($)	Date of Purchase
Purchase of Common Stock	177,220	0.5076	01/21/2015
Purchase of Common Stock	808,524	0.5050	01/20/2015
Purchase of Common Stock	1,628,710	0.5016	01/16/2015
Purchase of Common Stock	1,300,000	0.4494	01/15/2015
Purchase of Common Stock	917,471	0.4190	01/14/2015
Purchase of Common Stock	728,783	0.3481	01/13/2015
Purchase of Common Stock	100	0.2600	01/12/2015
Purchase of Common Stock	1,000	0.2800	01/07/2015
Purchase of Common Stock	829	0.2900	01/06/2015